UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 1-16467

(Check one):

[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2017

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the

Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

RESPIRERX PHARMACEUTICALS INC.

Full Name of Registrant

126 Valley Road, Suite C

Address of Principal Executive Office (Street and Number)

Glen Rock, New Jersey 07452

(City, State and Zip Code)

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RespireRx Pharmaceuticals Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2017 (the “Annual Report”) by the April 2, 2018 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements. The Registrant continues to seek responses to certain audit confirmation requests. Additionally, there were medical issues in the family of the Registrant’s Chief Financial Officer requiring the attention of the Registrant’s Chief Financial Officer that interfered with the Registrant’s ability to timely file. As a result, the Registrant is still in the process of compiling and confirming required information to complete the Annual Report and requires additional time to complete the Annual Report. The Registrant intends to file a complete Annual Report as soon as practicable within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Jeff E. Margolis	(201)	444-4947
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RespireRx Pharmaceuticals Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2018	RespireRx Pharmaceuticals Inc.

	By:	/s/ Jeff E. Margolis
Jeff E. Margolis
Senior Vice President, Chief Financial Officer, Treasurer and Secretary